SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 000-21742

                        Subsea 7 S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
                          England
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Attached herewith as Exhibit 99.1 is a press release, dated May 31, 2011, whereby Subsea 7 S.A. (the “Company”) and Subsea 7, Inc. (the “Issuer”) announced that holders representing $62,100,000 par value of the Issuer's outstanding 2.80% Convertible Notes due 2011 (the "Notes") have filed their Conversion Notice for their Notes to be converted into common shares of the Company. As a result, a total of approximately 2,512,135 Common Shares of the Company will be delivered to Noteholders on June 6, 2011. These shares will be delivered from existing shares held in treasury. Fractional entitlements will be cash settled.

The balance of the outstanding Notes will be redeemed on June 6, 2011, the Final Maturity Date.

The Notes will be delisted from the Oslo Stock Exchange with effect from the close of trading on June 6, 2011.

Details of which are set out below:

Final Maturity Date:	June 6, 2011
Principal Amount:	$100,000.00 in respect of each $100,000 principal amount of Notes
Conversion Price:	$24.7200
Aggregate principal amount of Notes outstanding:	$228,700,000
Closing price of the Common Shares of the Company (at close on the Oslo Børs on May 30, 2011):	NOK 144.00
Number of Common Shares to be delivered in respect of each $100,000 principal amount of Notes:	4,0451

1 Each $100,000 principal amount of Notes entitles the Noteholder to 4,045.3074 Common Shares. Fractional entitlements will be cash settled.

Capitalised terms in this notice shall, except where the context otherwise requires bear the meaning given to them in the Trust Deed dated June 6, 2006.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.  The attached press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the date of conversion and redemption of the Notes, the number of Common Shares of the Company expected to be delivered to Noteholders as a result of the conversion and the source of such shares and the date the Notes are expected to be delisted from the Oslo Stock Exchange. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.

Date: May 31, 2011	By:	/s/ Jean Cahuzac
		Name:	Jean Cahuzac
		Title:	Chief Executive Officer